Mail Stop 4561

July 22, 2008

John R. Wall, Chief Executive Officer
Innuity, Inc.
8644 154th Avenue NE
Redmond, WA 98052
Via facsimile also at: (425) 497-0409

>   **Re: Innuity, Inc.**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed July 17, 2008**
>   **File No. 000-29129**

Dear Mr. Wall:

        We have reviewed your revised filing and response letter, and have the following comments:

Proposal No. 2, Approval of our Reincorporation from Utah to Washington, page 7

1.   We refer to your responses to prior comments 1 and 2 of our letter dated July 2, 2008. In response to comment 1, you state that there are no material differences between the current charter and bylaws and the proposed new charter and bylaws, such that it is unnecessary to present separately any provisions of the proposed new charter or bylaws. In response to comment 2, you indicate that you believe it is unnecessary to provide any disclosure in your proxy statement relating to anti-takeover implications of the changes to your charter and/or bylaws that will result from the proposed reincorporation merger. In this regard, please provide us with your analysis as to the materiality and the need for anti-takeover disclosure, and unbundling, with respect to the following provisions of the proposed new bylaws that differ from the company's current bylaws:

    * The proposed Washington bylaws do not permit shareholders to call a special meeting; and
    * The proposed Washington bylaws provide that a director may be removed from the board only with cause.

    We continue to refer you to Rules 14a-4(a)(3) and 14a-4(b)(1) under the Securities Exchange Act of 1934; the Fifth Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (September 2004); and Release No. 34-15230. These sources specifically address charter and bylaw amendments of the types referenced above as being of special significance to shareholders.

Proposal No. 3, Approval and Ratification of Sale of In Store Systems Business Line, page 13

2.   In your response to prior comment 4 of our letter dated July 2, 2008, you have provided us with your analysis that shareholder approval was not required under Utah law for the sale of your InStore Systems business because the transaction did not represent a sale of "all, or substantially all" of the company's assets under Utah law. As previously requested, please also provide us with your analysis as to whether this sale of 61% of the company's assets constituted a "sale or other transfer of all *or any substantial part*" of your assets (emphasis added), within the meaning of Item 14(a)(4) of Schedule 14A, such that the information called for by Item 14 is required to be provided in your proxy statement.

Form of Proxy

Proposals No. 2-5

3.   With respect to each of the proposals other than the proposal relating to the election of directors, please revise your form of proxy to replace the boxes labeled "Withhold Authority" with boxes giving shareholders the choice to disapprove the proposal in question, for example, with boxes labeled "Against." See Rule 14a-4(b)(1) under the Exchange Act.

***

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel